Exhibit 99.1

NICE Actimize Recognized with 2022 Frost & Sullivan Product Leadership Award for North America Enterprise Fraud Management

Supported by a comprehensive data, advanced analytics, and cloud-based approach,
NICE Actimize is at the forefront of innovation for enterprise fraud management, the report states

Hoboken, NJ, August 4, 2022 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been recognized with the 2022 Frost & Sullivan Product Leadership Award for North America Enterprise Fraud Management. To determine the Product Leadership Award recipient, Frost & Sullivan analysts independently evaluated two key factors — product portfolio attributes and business impact — across ten benchmarking criteria. Frost & Sullivan reserves this recognition for companies at the forefront of innovation and growth in their respective industries.

To download Frost & Sullivan’s “The North America Enterprise Fraud Management Industry Excellence in Best Practices” report that highlights NICE Actimize and its 2022 Product Leadership award, please click here.

According to Frost & Sullivan’s analysis of NICE Actimize, “Data and collective intelligence is foundational to effective fraud prevention. NICE Actimize, with over 20 years of experience supported by a comprehensive data approach, advanced analytics, and cloud-based approach, is at the forefront of innovation in collective intelligence for enterprise fraud management. Leading, global FSOs continue to rely on NICE Actimize to address the full spectrum of their fraud prevention needs, which is a clear testament to the effectiveness of its enterprise fraud management platform and solutions.”

The technology innovation report also highlighted, “NICE Actimize streamlines development for clients with a containerized portfolio and maintenance that offers customers an unmatched user experience with all solutions currently running on the IFM-X platform, NICE Actimize’s Enterprise Fraud Management solution. To ensure that its solutions perform at the highest levels and can scale appropriately, NICE Actimize invests in advanced cloud technologies that can address the evolving needs of its customer base. Through continuous investments, the company balances the need for risk management and delivers an outstanding customer experience.”

“With its client-focused strategy, NICE Actimize consistently brings to market best-in-class products. Through the integration of advanced technologies and new solutions into its broad portfolio, the company continues to adapt to clients changing needs, including those around emerging fraud threats as well as their ongoing migration to the cloud,” stated Steven Lopez, Best Practices Research Analyst. Frost & Sullivan.

“NICE Actimize’s best-in-class enterprise fraud solutions place customer needs at the center of the development lifecycle,” said Craig Costigan, CEO, NICE Actimize. “With advanced technologies in artificial intelligence and machine learning, we continue to address the changing requirements of our financial institution customers, including those around emerging fraud threats and their ongoing migration to the cloud.”

For additional NICE Actimize resources in enterprise fraud: please click here.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best-in-class positions in growth, innovation, and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation, and implementation of powerful growth strategies. Frost & Sullivan leverages more than 50 years of experience in partnering with Global 1000 companies, emerging businesses, and the investment community from 45 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.